June 30, 2005



Denis A. O`Connor
President and Chief Executive Officer
Advanced BioPhotonics Inc.
125 Wilbur Place, Suite 120
Bohemia, New York 11716

Re:	Advanced BioPhotonics Inc.
      Amendment No. 4 to Registration Statement on Form SB-2
      Filed June 28, 2005
		File No. 333-122328


Dear Mr. O`Connor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Adjustments, page 75

1. We note your response to prior comment 5. However, it does not appear that the disclosure was revised. Therefore, we reissue the comment.

Over-Subscription Right, page 81

2. Please reconcile section 8.1 of the subscription agent agreement filed as Exhibit 99.1, which indicates that available shares will be allocated pro rata among the stockholders who over-subscribed based on the amount of each over-subscription, with your disclosure here and on the cover page that the allocation will be pro rata based on the number of shares of common stock held on the record date.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mary Beth Breslin at (202) 551-3625 or me at
(202) 551-3617 with any other questions.


	Sincerely,



								Russell Mancuso
      	Branch Chief

cc (via fax):	Spencer G. Feldman, Esq.
		Richard Rosier, Esq.
		Greenberg Traurig, LLP



Denis A. O'Connor
Advanced BioPhotonics Inc.
June 30, 2005
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